Exhibit 99.1

MEDIA RELEASE

August 17, 2026

Algoma Steel Group Inc. Reports Unplanned Outage at Lake Superior Power Plant

SAULT STE. MARIE, ONTARIO (August 17, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot-rolled sheet products, today announced that it has experienced an unplanned outage at its Lake Superior Power (LSP) generating facility. One of the LSP turbine units detected an abnormal condition and was automatically taken offline. The remaining LSP units were not affected.

The Company’s technical teams, together with external specialists, are onsite assessing the condition of the affected equipment and evaluating various alternatives available to the Company and developing an appropriate plan to facilitate timely repairs. The Company is also bringing forward previously scheduled LSP and other operating maintenance during this period in order to reduce future planned downtime.

Because LSP supplies electricity to Algoma’s steelmaking operations, the Company has suspended production at its electric arc furnace (EAF). Downstream finishing and shipping activities continue. Based on current inventory and order positions, the Company does not expect a significant impact on its ability to meet committed customer delivery dates. However, the Company expects future shipment volumes may be affected by the outage.

Algoma is engaged with the Independent Electricity System Operator (IESO) to evaluate alternative onsite power supply arrangements that would enable a restart of EAF operations while LSP repairs are underway.

Simultaneously, Algoma is working with GE Vernova under its long-term contracted service agreement, which was put in place to provide support in this type of situation, to mobilize and commission its contracted spare turbine at the site, which the Company expects will support a return to normal operating conditions at LSP.

The Company is currently assessing the potential duration of the outage and the associated operational and financial impacts. Based on the current assessment, the Company expects the EAF outage to last no more than 21 days, reflecting the anticipated timeline to commission the contracted spare turbine and restore normal operating conditions at LSP. The Company is also pursuing an alternative onsite power supply arrangement with the IESO which, if approved, could enable EAF operations to restart within approximately 10 days.

Algoma will provide a further update when the assessment is completed and a timeline for the restart of EAF operations is established.

ALGOMA STEEL INC.
105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 T: 705-945-2351 F: 705-945-2203 ALGOMA.COM

Algoma General Use

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the unplanned outage at the Lake Superior Power (LSP) facility and the expected scope, cost and duration of the related inspection, repair and maintenance work, the temporary suspension and expected restart of the Company’s EAF operations, discussions with the Independent Electricity System Operator (IESO) regarding power supply options, the commissioning and operation of the Company’s contracted spare turbine, the impact of the outage on production, shipments, customer commitments and financial results, Algoma’s transition to EAF steelmaking and the expected benefits thereof, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed under the Company’s SEDAR+ profile at www.sedarplus.ca and with the SEC as part of Algoma’s Annual Report on Form 40-F at www.sec.gov. Forward-looking statements speak only as of the date they are made. Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defence, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

ALGOMA STEEL INC.
105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 T: 705-945-2351 F: 705-945-2203 ALGOMA.COM

Algoma General Use

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

ALGOMA STEEL INC.
105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 T: 705-945-2351 F: 705-945-2203 ALGOMA.COM

Algoma General Use